News & Resources

IMPORTANT MATERIALS

MG Capital Announces That All Three Independent Proxy Advisory Firms Have Endorsed Its Case for Wholesale Change in HC2's Boardroom | BusinessWire | May 1, 2020

MG Capital Announces Glass Lewis' Recommendation to Remove the Entire HC2 Board and Elect All Six of MG Capital's Director Nominees | BusinessWire | April 30, 2020

MG Capital Encourages Stockholders to Avoid Being Misled by HC2's Attempts to Rewrite History | BusinessWire | April 28, 2020

Letter to HC2 stockholders | April 23, 2020

Presentation: A Reality Check for HC2 | April 17, 2020

A Better HC2 Presentation: TIME FOR A BETTER BOARD AND VISION | April 13, 2020

Letter to HC2 stockholders | April 7, 2020

MG Capital Launches Consent Solicitation to Overhaul the Board of Directors of HC2 Holdings | BusinessWire | March 13, 2020

MG Capital Nominates Full Slate of Candidates for Election to HC2's Board of Directors | BusinessWire | February 18, 2020

STOCKHOLDER INFORMATION

Egan-Jones gives backing to MG Capital in HC2 fight | Activist Insight | May 1, 2020

Glass Lewis backs MG Capital's full slate at HC2 | Activist Insight | April 30, 2020

Glass Lewis Backs Dissident in HC2 Board Battle | The Deal | April 30, 2020

In rare move, Glass Lewis backs all MG Capital nominees to replace entire HC2 board | Reuters | April 29, 2020

In Rare Move, Glass Lewis Backs All MG Capital Nominees to Replace Entire HC2 Board | The New York Times | April 29, 2020

ISS Urges Falcone's Removal From HC2 Board | The Deal | April 24, 2020

Proxy adviser ISS backs three of six MG Capital nominees at HC2: report | Reuters | April 23, 2020

Proxy Adviser ISS Backs Three of Six MG Capital Nominees at HC2: Report |The New York Times | April 23, 2020

ISS supports partial change at HC2 | Activist Insight | April 24, 2020

MG presents detailed plan in HC2 fight | Activist Insight | April 13, 2020

Egan-Jones gives backing to MG Capital in HC2 fight
Activist Insight
1st May 2020

Proxy voting adviser Egan-Jones has advised HC2 Holdings shareholders to vote for all six of MG Capital Management's nominees, joining fellow adviser Glass Lewis in backing the activist's entire slate.

MG Capital shared extracts of Egan-Jones' report in a Friday press release. The adviser said the dissident's slate is "in the best interests of the company and its stockholders" as it "possesses a wide array of expertise in investment management," which will "be instrumental in the successful diversification of HC2's portfolio of assets."

The adviser noted that MG Capital's inclusion of its founder Michael Gorzynski would prove especially beneficial, saying that the nominee's "experience in investment, insurance, debt restructuring and refinancing makes him the ideal person to replace Mr. Falcone as HC2's CEO."

Gorzynski said that support of the three proxy voting advisers emphasized the need for "fresh perspectives and a well-articulated strategy for value-creation" at the company to address "HC2's poor financials, concerning related party transactions and dismal corporate governance."

The activist added that if its nominees are elected, they will "maintain an active, collaborative and productive dialogue with fellow directors and all stockholders."

Glass Lewis has also backed all six of MG Capital's slate, while Institutional Shareholder Services backed three of its nominees.

HC2's share price was down 5.6% to $2.69 per share in premarket trading on Friday.